SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 2)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share**

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

BPEA Teamsport Limited

P.O. Box 31119

Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

(Facsimile) +65 6593 3711

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) +852 2843 9372

Tim Gardner

William Welty

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

+852 3476 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing two Class A Common Shares.
***	CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI, L.P.1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI, L.P.2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP VI Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON BPEA Teamsport Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON BPEA Teamsport Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

This Amendment No. 2 (this “Amendment”) is filed to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on March 5, 2018 (the “Original Schedule”), which Original Schedule was subsequently amended (the Original Schedule as amended by Amendment No. 1, the “Schedule 13D”), with respect to eHi Car Services Limited (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

As previously disclosed, Baring SPV and TGMF entered into the SPA on February 23, 2018 with respect to the ADS Purchase. On April 13, 2018, the ADS Purchase closed and Baring SPV acquired the Subject ADSs, consisting of 5,264,080 ADSs representing 10,528,160 Class A Shares, from TGMF pursuant to the terms of the SPA. The aggregate purchase price paid for the Subject ADSs by Baring SPV, after adjustment as provided in the SPA, was US$64,748,184, representing a purchase price of US$12.30 per Subject ADS. The source of funds for the ADS Purchase was the Reporting Persons’ funds available for investment.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Item 3 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

As of the date hereof, Baring SPV owns 5,264,080 ADSs, representing 10,528,160 Class A Shares, which represent approximately 14.2% of the outstanding Class A Shares (based on 74,279,018 Class A Shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017 (the “Proxy Statement”)). Baring SPV Holdings, as the sole shareholder of Baring SPV, may be deemed to beneficially own the ADSs representing Class A Shares that are owned by Baring SPV. Baring LP1, Baring LP2 and Baring Co-Invest LP, as the joint shareholders of Baring SPV Holdings, may be deemed to beneficially own the ADSs representing Class A Shares that are owned by Baring SPV. Baring GP, as the general partner of Baring LP1, Baring LP2 and Baring Co-Invest LP, and Baring Limited, as the general partner of Baring GP, each may be deemed to beneficially own the ADSs representing Class A Shares that are owned by Baring SPV. Mr. Salata, as the sole shareholder of Baring Limited, may be deemed to beneficially own the ADSs representing Class A Shares that are owned by Baring SPV.

The Reporting Persons may be deemed to be a “group” with the Rollover Shareholders and their respective affiliates pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Rollover Shareholders (other than the ADSs representing Class A Shares that are owned by Baring SPV and that may be deemed to be beneficially owned by the other Reporting Persons) and their respective affiliates. The Reporting Persons are only responsible for the information contained in the Schedule 13D and this Amendment and assume no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Rollover Shareholder (other than Baring SPV) or any of its affiliates.

(b)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment and Item 5(a) of this Amendment are incorporated herein by reference.

The Reporting Persons may be deemed to share voting and dispositive power with respect to the 5,264,080 ADSs, representing 10,528,160 Class A Shares, that are owned by Baring SPV.

(c)    Except as set forth in Items 3 and 4 hereof or as previously reported in the Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Common Shares during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3 and 4 of this Amendment are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2018

BPEA Teamsport Limited

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

BPEA Teamsport Holdings Limited

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.1

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.2

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI Co-Investment L.P.

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP VI, L.P.

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP VI Limited

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata